Exhibit 99.1

Olink reports second quarter 2022 financial results

UPPSALA, Sweden, August 11, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the second quarter of 2022.

Highlights

●	Second quarter 2022 revenue totaled $27.5 million, representing year over year growth of 56% on a reported basis and 62% on a constant currency adjusted like-for-like basis

●	Data released by the UK Biobank Pharma Proteomics Project (UKB-PPP) highlights the power of proteomics and the promise of Olink® Explore

●	Supporting Olink’s externalization goals, second quarter total Explore customer installations reached 29, with 14 additional Signature Q100 placements

●	Explore revenue of $18.5 million accounted for 67% of total second quarter revenue, with Explore Kit revenue totaling $4.4 million, or 24% of total Explore revenue

●	Second quarter kits revenue and analysis services revenue represented 26% and 65% of total revenue, respectively

●	Second quarter 2022 adjusted EBITDA was ($7.9) million, with a net loss of ($4.8) million; compared to second quarter 2021 adjusted EBITDA of ($6.3) million and net loss of ($10.6) million

●	Reiterated full year 2022 guidance, with revenue expected to be in the range of $138 million to $145 million, representing growth of 45% - 53%

“Olink continues to make tremendous strides as the leader in the next-generation proteomics market, broadening the use of our product platform and executing on all aspects of our strategy,” said Jon Heimer, CEO of Olink. “Publication of data incorporating Olink’s PEA technology in both the research and clinical settings continues to accelerate. In particular, the UKB-PPP's release of early results from its pioneering research was a significant landmark for next-generation proteomics and Olink, and our journey to improve human health.”

Second quarter financial results

“Olink’s performance during the second quarter and first half of 2022 was very strong, setting the stage for a robust second half of the year,” said Oskar Hjelm, CFO of Olink. "Our investment into the organization is striking the proper balance of ambitious planning and financial discipline, representing a strong foundation for a return to profitability and exceptional value creation.”

Total revenue for the second quarter of 2022 was $27.5 million, as compared to $17.7 million for the second quarter of 2021, growing 56% year over year.

Second quarter 2022 kits revenue of $7.1 million represented 26% of total revenue, increasing from the first quarter of 2022 and performing within our expectations. Kits yearly revenue growth of 42% was led by very strong performance from Target, with solid growth from Explore Kit as well.

Analysis services revenue for the second quarter of 2022 was $17.9 million, as compared to $11.8 million for the second quarter of 2021, representing 51% growth.

Other revenue was $2.5 million for the second quarter of 2022, as compared to $0.8 million for the second quarter of 2021. Other revenue growth was driven primarily by Signature Q100 instruments.

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By geography, revenue during the second quarter of 2022 was $12.5 million in Americas, $12.6 million in EMEA (including Sweden), and $2.4 million in China and RoW (including Japan).

Adjusted EBITDA was ($7.9) million for the second quarter of 2022, as compared to ($6.3) million for the second quarter of 2021.

Adjusted gross profit was $17.9 million in the second quarter of 2022, as compared to $12.5 million in the second quarter of 2021; and reported gross profit was $17.1 million in the second quarter of 2022, as compared to $11.9 million in the second quarter of 2021.

By segment, adjusted gross profit margin for kits was 91% for the second quarter of 2022, as compared to 90% for the second quarter of 2021; and reported gross profit margin for kits was 89% for the second quarter of 2022, as compared to 87% for the second quarter of 2021.

Second quarter 2022 adjusted gross profit margin for analysis services was 58% as compared to 64% in the second quarter of 2021; and reported gross profit margin for analysis services was 54% as compared to 60% in the second quarter of 2021. The decline in analysis services margin was driven by fulfillment of the UKB-PPP and the continued expansion of Olink’s lab capacity and associated increased personnel costs.

Second quarter 2022 adjusted gross profit margin and reported gross profit margin for Other was 45%; versus second quarter 2021 adjusted gross profit margin and reported gross profit margin of 44% and 43%, respectively.

Total operating expenses for the second quarter of 2022 were $31.7 million, as compared to $23.3 million for the second quarter of 2021. The increase was largely due to continued and accelerated investment in Olink's commercial organization, research and development, and costs as a public company.

Net loss for the second quarter of 2022 was ($4.8) million, as compared to a net loss of ($10.6) million for the second quarter of 2021. Net loss per share for the second quarter of 2022 was ($0.04) based on a weighted average number of outstanding shares of 119,101,120 as compared to a net loss per share of ($0.09) in the second quarter of 2021 based on a weighted average number of outstanding shares of 119,007,062.

2022 guidance

Olink reiterates its full year 2022 revenue guidance range of $138 million to $145 million and continues to expect revenue will be weighted toward the second half of the year and fourth quarter specifically.

Webcast and conference call details

Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online here. A live webcast will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

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Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Investor contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com

Forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

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About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021	2022	2021
Revenue	4	$27,514	$17,688	$50,191	$31,316
Cost of goods sold		(10,444)	(5,823)	(19,804)	(10,819)
Gross profit		17,070	11,865	30,387	20,497
Selling expenses		(10,588)	(6,979)	(20,053)	(12,683)
Administrative expenses		(13,994)	(12,172)	(28,393)	(24,583)
Research and development expenses		(7,333)	(4,990)	(13,318)	(9,209)
Other operating income		239	868	567	763
Operating loss		(14,606)	(11,408)	(30,810)	(25,215)
Interest, net		(125)	(78)	(255)	(1,953)
Foreign exchange, net		8,714	(5,806)	10,479	(5,501)
Other financial expenses		-	(115)	-	(1,756)
Loss before tax		(6,017)	(17,407)	(20,586)	(34,425)
Income tax benefit	5	1,195	6,806	3,594	9,529
Net loss for the period (Attributable to shareholders of the Parent)		$(4,822)	$(10,601)	$(16,992)	$(24,896)
Basic and diluted loss per share	9	$(0.04)	$(0.09)	$(0.14)	$(0.37)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(41,097)	13,167	(52,389)	(7,386)
Other comprehensive (loss)/income for the period, net of tax		(41,097)	13,167	(52,389)	(7,386)
Total comprehensive (loss)/income for the period, net of tax		(45,919)	2,566	(69,381)	(32,282)
Total comprehensive (loss)/income for the period (Attributable to shareholder of the Parent)		$(45,919)	$2,566	$(69,381)	$(32,282)

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	As of June 30, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets		267,839	308,124
Property, plant and equipment		13,062	12,696
Right-of-use asset		9,413	8,778
Deferred tax assets	5	12,170	9,091
Other long-term receivables		355	422
Total non-current assets		$302,839	$339,111
Current assets
Inventories		36,365	28,940
Trade receivables		25,047	42,061
Other receivables		5,115	4,094
Prepaid expenses and accrued income		3,977	7,476
Cash at bank and in hand		99,841	118,096
Total current assets		$170,345	$200,667
TOTAL ASSETS		$473,184	$539,778
EQUITY
Share capital	6	30,988	30,964
Other contributed capital	6	510,435	506,008
Reserves/(Deficit)		(50,688)	1,701
Accumulated losses		(79,989)	(62,997)
Total equity attributable to shareholders of the Parent		$410,746	$475,676
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	6,903	5,427
Deferred tax liabilities	5	23,577	27,092
Total non-current liabilities		$30,480	$32,519
Current liabilities
Interest-bearing loans and borrowings	7	2,002	2,952
Accounts payable		11,257	8,668
Current tax liabilities		816	314
Other current liabilities	10	17,883	19,649
Total current liabilities		$31,958	$31,583
Total liabilities		$62,438	$64,102
TOTAL EQUITY AND LIABILITIES		$473,184	$539,778

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INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021
Operating activities
Loss before tax		$(20,586)	$(34,425)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		8,794	7,420
Net finance expense/income		(10,224)	9,210
Loss on sale of assets		489	-
Share-based compensation expense	6	4,172	300
Other		(49)	-
Changes in working capital:
(Increase) in inventories		(11,007)	(5,470)
Decrease in accounts receivable		14,509	12,493
Decrease/(Increase) in other current receivables		2,320	(11,300)
Increase/(Decrease) in trade payables		3,413	(113)
(Decrease) in other current liabilities		(190)	(854)
Interest received		11	-
Interest paid		(266)	(2,054)
Tax paid		(1,110)	(1,803)
Cash flow used in operating activities		$(9,724)	$(26,596)
Investing activities
Purchase of intangible assets		(868)	(1,692)
Purchase of property, plant and equipment		(3,356)	(2,546)
Decrease/(Increase) in other non-current financial assets		55	(175)
Cash flow used in investing activities		$(4,169)	$(4,413)
Financing activities
Proceeds from issue of share capital	6	24	264,706
Share issue costs	6	-	(19,485)
Proceeds from interest-bearing loans and borrowings		-	2,312
Repayment of interest-bearing loans and borrowings	7	-	(65,627)
Payment of principal portion of lease liability		(1,502)	(1,450)
Cash flow (used in)/from financing activities		$(1,478)	$180,456
Net cash flow during the period		(15,371)	149,447
Cash at bank and in hand at the beginning of the period		118,096	8,655
Net foreign exchange difference		(2,884)	12
Cash at bank and in hand at the end of the period		$99,841	$158,114

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Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2022	2021	2022	2021
Kit
Revenue	7,146	5,025	11,140	7,866
Cost of goods sold	(821)	(632)	(1,424)	(1,217)
Gross profit	$6,325	$4,393	$9,716	$6,649
Gross profit margin	88.5%	87.4%	87.2%	84.5%
Less:
Depreciation charges	136	145	268	254
Share-based compensation expenses	27	-	80	-
Adjusted Gross Profit	$6,488	$4,538	$10,064	$6,903
Adjusted Gross Profit %	90.8%	90.3%	90.3%	87.8%

Service
Revenue	17,885	11,847	34,491	21,405
Cost of goods sold	(8,262)	(4,725)	(15,925)	(8,667)
Gross profit	$9,623	$7,122	$18,566	$12,738
Gross profit margin	53.8%	60.1%	53.8%	59.5%
Less:
Depreciation charges	591	472	1,282	932
Share-based compensation expenses	76	-	89	-
Adjusted Gross Profit	$10,290	$7,594	$19,937	$13,670
Adjusted Gross Profit %	57.5%	64.1%	57.8%	63.9%

Corporate / Unallocated
Revenue	2,483	816	4,560	2,045
Cost of goods sold	(1,361)	(466)	(2,455)	(935)
Gross profit	$1,122	$350	$2,105	$1,110
Gross profit margin	45.2%	42.9%	46.2%	54.3%
Less:
Depreciation charges	-	5	-	15
Share-based compensation expenses	-	-	-	-
Adjusted Gross Profit	$1,122	$355	$2,105	$1,125
Adjusted Gross Profit %	45.2%	43.6%	46.2%	55.0%

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Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended June 30,
Amounts in thousands of U.S. Dollars	2022	2021
Revenue	$27,514	$17,688
Revenue growth (IFRS)	56%
Foreign exchange impact	-6%
Constant currency revenue growth	62%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended June 30		Six months ended June 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2022	2021	2022	2021
Revenue	27,514	17,688	50,191	$31,316
Cost of goods sold	(10,444)	(5,823)	(19,804)	(10,819)
Gross Profit	$17,070	$11,865	$30,387	$20,497
Gross Profit %	62.0%	67.1%	60.5%	65.5%
Less:
Depreciation charges	727	622	1,550	1,201
Share-based compensation expenses	103	-	169	-
Adjusted Gross Profit	$17,900	$12,487	$32,106	$21,698
Adjusted Gross Profit %	65.1%	70.6%	64.0%	69.3%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Operating (loss)	(14,606)	(11,408)	(30,810)	(25,215)
Add:
Amortization	2,847	2,728	5,822	5,448
Depreciation	1,510	1,029	2,972	1,972
EBITDA	(10,249)	(7,651)	(22,016)	(17,795)
Management adjustments	321	1,400	765	7,822
Share-based compensation	1,992	-	4,190	-
Adjusted EBITDA	$(7,936)	$(6,251)	$(17,061)	$(9,973)

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